Exhibit 1

22 February 2019

British American Tobacco p.l.c.

Quebec Class Action

The Quebec Court of Appeal has today announced that judgment in the Quebec Class Action against Imperial Tobacco Canada and others will be rendered on Friday 1st March 2019 at 4.00pm EST (9.00pm UK time).

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